February 29, 2008
Securities and Exchange Commission
Division of Insurance Products
450 Fifth Street, NW
Washington D.C. 20549

RE:	Principal Life Insurance Company Separate Account B Principal Investment Plus Variable Annuity Contract 7th Post-Effective Amendment to the Registration Statement on Form N-4
Enclosed herein is the seventh post-effective amendment to registration statement on Form N-4 for Principal Investment Plus Variable Annuity Contract (file number 333-116220) and the last “A” filing was made on February 24, 2005. This filing includes a new GMWB rider, which was made available since the last “B” filing on April 30, 2007.
We understand that the registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you have any questions concerning this filing.
Sincerely,
   /s/ Amy Piepmeier
Amy Piepmeier
Attorney
711 High Street, Des Moines, Iowa 50392-0300
515-283-9998